THE CHILDREN'S PLACE RETAIL STORES, INC.
                                915 SECAUCUS ROAD
                           SECAUCUS, NEW JERSEY 07094



September 13, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      The Children's Place Retail Stores, Inc.
         Registration Statement on Form S-3
         (FILE NO. 333-83529) (THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") by The Children's Place Retail Stores, Inc. (the "Company") on July 23, 1999.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Jeffrey S. Lowenthal of Stroock & Stroock & Lavan LLP at (212) 806-5509 or, in his absence, Michele K. Murray at (212) 806-5630.

                                 Very truly yours,

                                 THE CHILDREN'S PLACE RETAIL STORES, INC.


                                 /s/ STEVEN BALASIANO
                                    ------------------------
                                    Steven Balasiano
                                    Vice President, General Counsel and
                                    Secretary